FILED BY BLACKROCK, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: BLACKROCK, INC.

COMMISSION FILE NO. 001-15305

Memorandum

TO:	All Employees

FROM:	Larry Fink

DATE:	April 7, 2006

RE:	Executive Committee

Over time, we have evolved the internal governance structure of our firm to meet the changing needs of our organization. Management Committee has been responsible for broad oversight of our business, with the membership expanding over the years to appropriately represent the growing range of our activities. Over the past several years, we have established a number of Operating Committees charged with helping to preserve and evolve our culture, sustain and enhance our competitive position, and provide checks and balances in our operations. They have been very successful in leveraging Management Committee and in engaging a much broader universe of senior professionals in the management of our business.

The increased scale, scope, complexity and globalization of our business make managing our growth both more challenging and more critical. In order to ensure that we remain nimble and responsive, I am announcing the creation of an Executive Committee, which will set policies and the strategic direction of the firm and streamline decision-making. I will chair the Committee, which will include Ralph Schlosstein, Keith Anderson, Charlie Hallac, Rob Kapito, Barbara Novick, Sue Wagner and, upon closing of the MLIM transaction, Bob Doll and Rob Fairbairn. These professionals collectively represent our core operating activities and are instrumental in helping to shape the vision for the firm and to manage the organization. In recognition of their roles and responsibilities, Keith, Charlie, Barbara and Sue have each been named Vice Chairman, effective immediately, and Bob and Rob will be upon closing.

Holding ourselves to the highest standards as a fiduciary and ensuring that we conduct our business with the highest integrity is an integral part of our culture. Our General Counsel, Chief Financial Officer and Head of Portfolio Risk Management provide critical guidance and oversight of these obligations. Accordingly, Bob Connolly, Steve Buller and Ben Golub will also serve on the Executive Committee, adding expertise and perspective that will be vital to our efforts.

As our integration efforts continue, we will be considering how to best structure and staff our Management and Operating Committees as well.

Please join me in congratulating those promoted and in supporting the efforts of our entire leadership team.

FORWARD LOOKING STATEMENTS

This communication, and other statements that BlackRock may make, including statements about the benefits of the transaction with Merrill Lynch, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to BlackRock’s future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.  In addition to factors previously disclosed in BlackRock's Securities and Exchange Commission (SEC) reports and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: (1) the ability of BlackRock to complete the transaction with Merrill Lynch; (2) BlackRock's ability to successfully integrate the MLIM business with its existing business; (3) the ability of BlackRock to effectively manage the former MLIM assets along with its historical assets under management; (4) the relative and absolute investment performance of BlackRock's investment products, including its separately-managed accounts and the former MLIM business; and (5) BlackRock's success in maintaining distribution of its products.

BlackRock's Annual Reports on Form 10-K and BlackRock's subsequent reports filed with the SEC, accessible on the SEC's website at http://www.sec.gov and on BlackRock’s website at http://www.blackrock.com, discuss these factors in more detail and identify additional factors that can affect forward-looking statements. The information contained on our website is not a part of this press release.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

BlackRock intends to file with the Securities and Exchange Commission a Registration Statement on Form S-4, which will contain a proxy statement/prospectus, in connection with the proposed transaction. The proxy statement/prospectus will be mailed to the stockholders of BlackRock.  STOCKHOLDERS OF BLACKROCK ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Such proxy statement/prospectus (when available) and other relevant documents may also be obtained, free of charge, on the Securities and Exchange Commission's website (http://www.sec.gov) or by contacting our Secretary, BlackRock, Inc., 40 East 52nd Street, New York, New York 10022.

PARTICIPANTS IN THE SOLICITATION

BlackRock and certain persons may be deemed to be participants in the solicitation of proxies relating to the proposed transaction. The participants in such solicitation may include BlackRock's executive officers and directors. Further information regarding persons who may be deemed participants will be available in BlackRock's proxy statement/ prospectus to be filed with the Securities and Exchange Commission in connection with the transaction.